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                               December 11, 2020

       Steven Weinstein
       Chief Executive Officer
       Seismic Capital Company
       11271 Ventura Blvd #479
       Los Angeles, CA 91604

                                                        Re: Seismic Capital
Company
                                                            Offering Statement
on Form 1-A
                                                            Filed November 27,
2020
                                                            File No. 024-11376

       Dear Mr. Weinstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2020 letter.

       Offering Statement on Form 1-A

       Process of Subscribing, page 19

   1. We reissue prior comment 4. We note your disclosure that "subscribers have no right to a return of their funds
during the one year following qualification." However, in the next sentence, it appears
that an investor may request rescission. Please revise your disclosure to clarify when
shareholders may request rescission.
       Jury Trial Waiver, page 20

   2. We note your disclosure that investors are waiving their right to a jury trial and that this waiver applies to
claims under the federal securities laws. Please revise your disclosure here, in your governing
documents, and in your subscription agreement, to state that by
 Steven Weinstein
FirstName LastNameSteven
Seismic Capital Company Weinstein
Comapany11,
December  NameSeismic
              2020      Capital Company
December
Page 2    11, 2020 Page 2
FirstName LastName
         agreeing to the waiver of trial by jury provision, investors will not be deemed to waive the
         company   s compliance with the federal securities laws and the rules and regulations
         promulgated thereunder. Please also clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.
Our Current Status, page 26

3. We note your response to prior comment 1. Please identify the companies with which you have entered into letters of intent. Also provide more detailed disclosure regarding your agreements with these companies and file these material contracts as exhibits. Describe the business operations of these companies in greater detail and disclose your role with each company and the services plan to provide. In your response, you state that the letters of intent are conditional upon qualification of the offering statement. Tell us the purpose of this condition and when you expect to enter into definitive agreements with these companies and whether there are any other material conditions. We may have further comments.
Exhibit 2.1, page 38

4. We note that Article XI of the certificate of incorporation identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Further, please revise your disclosure in the offering statement.
 Steven Weinstein
Seismic Capital Company
December 11, 2020
Page 3

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.




                                                        Sincerely,
FirstName LastNameSteven Weinstein
                                                        Division of Corporation
Finance
Comapany NameSeismic Capital Company
                                                        Office of Real Estate &
Construction
December 11, 2020 Page 3
cc:       Jamie Ostrow, Esq.
FirstName LastName